Execution Version

BofA Securities, Inc.
One Bryant Park
New York, NY 10036

RBC Capital Markets, LLC
200 Vesey Street
New York, NY 10281

BTIG, LLC
65 E. 55th Street
New York, NY 10022

January 19, 2021

VIA EDGAR

Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Attention: Ronald E. Alper
Re: Dream Finders Homes, Inc.
Form S-1 Registration Statement
File No. 333-251612

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Dream Finders Homes, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Standard Time, on January 20, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Baker Botts L.L.P., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 900 copies of the Preliminary Prospectus, dated January 11, 2021 and included in the above-named Registration Statement, as amended, were distributed during the period from January 11, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

***

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
RBC CAPITAL MARKETS, LLC
BTIG, LLC

As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Tim Olsen
Name:	Tim Olsen
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Anthony Faria
Name:	Anthony Faria
Title:	Director

BTIG, LLC

By:	/s/ Stephen Ortiz
Name:	Stephen Ortiz
Title:	Managing Director

Signature Page to Acceleration Request